September 12, 2018

Christian Homsy, MD, MBA
Chief Executive Officer
Celyad S.A.
Rue Edouard Belin 2
1435 Mon-Saint-Guibert
Belgium

       Re: Celyad S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 6, 2018
           File No. 001-37452

Dear Dr. Homsy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance